RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
FEBRUARY 4, 2016
(Unaudited)

At a special meeting of shareholders of Virtus Dynamic Trend
Fund (the "Fund"), a series of Virtus Opportunities Trust, held on February 4, 2016, shareholders voted on the following proposal:


To approve an Agreement and Plan of Reorganization that provides for the reorganization of Dynamic Trend Fund, a series of Virtus Opportunities Trust, into Virtus
Equity Trend Fund, another series of Opportunities
Trust.

Number of Eligible Shares Voted:

FOR
23,882,440.168

AGAINST
864,046.783

ABSTAIN
2,085,206.202


Shareholders of the Fund voted to approve the above proposal.